Exhibit 99.2

Luxoft Holding, Inc Q2 FY2018 Call November 17, 2017 Dmitry Loschinin, CEO & President Evgeny Fetisov, CFO

Disclaimer Safe Harbor Non-GAAP Financial Measures To supplement our financial results presented in accordance with US GAAP, this presentation includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement. We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the tables at the end of the press release issued by the Company on November 16, 2017. Forward-Looking Statements In addition to historical information, this presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this presentation whether as a result of new information, future events or otherwise. The trademarks included in this presentation are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Luxoft Holding, Inc. Unless otherwise stated, all data in this presentation is as of September 30, 2017. 2

3

Q2 FY2018 Key Takeaways

- **Results largely in-line with our expectations**
- **Continued progress diversifying customer base and generating growth across key verticals**
  - Strong performance in Automotive (+76% Y/Y), and Telecom & Media (+26% Y/Y)
  - Revenue +37% outside Top 2 Y/Y
  - Financial Services revenue +43% outside Top 2 Y/Y; up from 36% 2QFY17 revenue growth outside Top 2 Y/Y
  - 5 new HPAs, including 3 existing and 2 new clients
  - HPAs comprise 37% of revenue, vs ~20% in 2Q FY2017, in-line with full-year expectation
- **Continued expansion of global sales & delivery**
  - New office in Bangalore, India represents 37th delivery center and strategic focus on APAC growth
- **Advancing digital and transformation efforts, strengthening value proposition to customers**
- **Enhancing Financial Services expertise & growth opportunities with recent acquisitions**

Focus on driving stronger execution, long-term sustainable growth & value creation for shareholders

LUXOFT www.luxoft.com

Continued Revenue Diversification Decreased share of Financial Services and Client Concentration 4 Top-10 Top-5 Top-2 Top-1 Client Concentration Q2 FY17 Q2 FY18 Financial Services Automotive Digital Enterprise 4.5% Q2 FY18 3.3% 4.4% Q2 FY17 Europe North America UK APAC CIS 25.2% 22.6% 19.5% 17.5% 18.3% 45.5% 40.7% 37.5% 34.9% 35.4% 58.1% 53.2% 51.7% 50.7% 46.7% 68.7% 63.7% 62.3% 61.9% 57.5% Q2 FY17 Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 62.7% 56.6% 11.8% 17.9% 25.5% 25.5% 34.3% 34.6% 28.6% 29.1% 22.9% 29.8% 7.8%

Revenue for Top 2 Accounts (DB & UBS) Stagnates Continued headwinds reinforce revenue diversification & investment in new offerings & geographies USD millions 5 -23.4% -15.6% Q1 FY’18 -8.8% Q3 FY’17 Q2 FY’18 Q3 FY’16 CAGR -2% Q4 FY’17 -1.1% Q1 FY’17 Q4 FY’16 Q2 FY’17 DB -13.8% -4.6% CAGR 0% Q3 FY’17 Q4 FY’16 Q4 FY’17 Q2 FY’17 -14.6% Q1 FY’18 Q1 FY’17 -2.1% Q3 FY’16 Q2 FY’18 UBS USD millions Q2 FY 18 Top 2 revenue down 10% Y/Y & up 10% Q/Q Sequential revenue improvement DB up 14% & UBS up 7% Growth opportunities Simplification caused by IT complexity Strong demand for regulatory work (MiFID II & EMIR II) DB: Wealth Management & Investment Banking driving investment UBS: Wealth Management (Americas) & Asia performing well; Growth drivers Leverage derivIT acquisition (APAC) & UNAFORTIS (Wealth Mgmt) for growth 47 44 48 49 47 40 36 42 39 43 43 40 37 37 37 39

High Potential Accounts (HPA) Drive Revenue Growth & Diversification Further De-Risking Portfolio M&A = All closed deals consolidated since FY2015 Anchor Clients Luxoft Core w/o Anchor Clients ~67% ~36% ~(11)% Growth FY18/17 FY17 $230M (29%) FY16 $119M (18%) FY15 $60M (12%) $40M (10%) FY14 FY18E ~$340M (~37%) HPA revenue contribution Revenue rebalancing HPAs ~50% Growth FY18/17 Other clients ~4% 48 HPA Accounts 23 30 38 51 HPA defined as having potential to reach at least $5M recurring annual revenue & 3-yr forward CAGR of at least 30% within 3 yrs of inception 6 FY14 FY15 FY16 FY17 FY18E

Powering Digital Transformation AUTOMOTIVE DIGITAL ENTERPRISE 3 Q2 FY18 Revenue $129M DIGITAL Innovation Labs Transforming business for the digital world Blue prints R&D www.luxoft.com ‘POWER UP’ DIGITAL TRANSFORMATION SHARED DIGITAL SUCCESS STRATEGIES LUXOFT FINANCIAL SERVICES 7 Q2 FY18 Revenue $41M Q2 FY18 Revenue $58M Energy Telecom & Media Healthcare Travel Retail Manufacturing

Key Trends by Line of Business Financial services Digital Enterprise Automotive 8 Regulatory Continues to drive growth, lots of work to be done by Banks Simplification Reduction of Banks’ costs Refactoring of platforms Movement to the cloud Digital / Fintech User experience and client engagement AI & Analytics / Robo Advisory Cloud & DevOps Blockchain Digital Cockpit User Experiences from Pixel to Silicon Autonomous Drive & Vehicle Platform Vehicle platform software to key OEMs and Tier-1 Best-in-class provider of smart technology for Autonomous Connected Mobility Enable intelligent services in the cloud Connect the vehicle to core business processes Connected workforce Empower employees by linking them to technology ecosystem Connected operations Optimize processes and systems Connected clients Engage with customers & services Marketplace through products Connected products Create new connected products & services Drive value to customers Drive company’s revenue to bottom line

Acquisitions Enhance FS Expertise & Growth Opportunities Closed August 22, 2017 Financial services-focused technology consulting company Deep technology expertise, domain understanding and strong knowledge of leading platforms in capital markets and credit and risk management Global Alliance partner to Murex Deal rationale Reinforces strong presence and delivery platform foundation in APAC market Enhances position as leading global Murex Alliance Partner Expertise in Moody’s Fermat enterprise risk solutions Closed September 28, 2017 Wealth management consultancy specializing in Avaloq implementations & business consulting anchored in IT services Currently one of Avaloq’s leading implementation partners Targets growing global client base within wealth management, private, and universal banking sectors Deal rationale Provides strong platform to build Wealth Management offering Enhances position in Swiss market with local, Swiss-German speaking personnel Combine onshore Avaloq expertise with scalability of near-shore delivery capabilities across CEE 9 340 FTEs Founded in 2007 Singapore / India 37 FTEs Founded in 2004 Switzerland

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Q2 FY18 Financial Highlights

Revenue


+16.1%
196.5
228.0
Q2 FY17
Q2 FY18

Adj. EBITDA


+3.0%
37.4 (19.1%)
38.6 (16.9%)
Q2 FY17
Q2 FY18

Gross margin


-2.6pp.
41.5%
38.9%
Q2 FY17
Q2 FY18

EPS GAAP, $


+12.5%
0.48
0.54
Q2 FY17
Q2 FY18

EPS Non-GAAP, $


-1.2%
0.83
0.82
Q2 FY17
Q2 FY18

LUXOFT www.luxoft.com

Actively Managing Cost Base to Drive Margin Improvement 11 SOP Expense of $6.2M down 31% Y/Y, in line with expectation of <$30M in FY18 Q2 FY18 Q2 FY17 -2.1pp. SG&A as % of Revenue Q2 FY17 Q2 FY18 -1.9%pp. SOP as % of Revenue SG&A share reduction driven by SOP expense limitations and efficiency improvement 27.6% 25.5% 4.6% 2.7%

Organic growth rate should improve following Focus on high growth areas (i.e. Digital), new offerings, and new geos Expansion of services and higher complexity engagements for existing clients Continuous investments into sales organization Adopting 12M Timeframe vs. Previous 6M Timeframe +8% Y/Y New account wins & strong growth in Automotive, Digital & Telecom help to offset continued weakness in Financial Services +22% Y/Y ex-Top 2 Accounts Demonstrates increased focus on growth in core accounts, HPAs and new accounts +13% Y/Y Consistent with full-year guidance FY2018 Organic Growth Expectations 12

FY2018 Outlook USD millions FY2013 FY2014 FY2015 FY2016 FY2017 FY2018 Outlook Revenue 314.6 398.3 520.5 650.8 785.6 920 Revenue YoY% 16.0% 26.6% 30.7% 25.0% 20.7% 17.1% Adjusted EBITDA1 56.9 72.7 98.8 123.5 133.8 142.6 Adjusted EBITDA Margin 18.1% 18.3% 19.0% 19.0% 17.0% 15.5-16.5% Net Income GAAP 37.5 51.2 63.1 70.3 62.6 53.7 Net Income GAAP Margin 11.9% 12.9% 12.1% 10.8% 8.0% 5.8% Net Income Non-GAAP2 44.2 56.1 75.4 92.9 98.3 98.5 Net Income Non-GAAP Margin 14.1% 14.1% 14.5% 14.3% 12.5% 10.7% Diluted EPS GAAP, $ 1.24 1.59 1.91 2.06 1.84 > 1.53 Diluted EPS non-GAAP, $ 1.46 1.74 2.28 2.72 2.89 > 2.85 Diluted weighted average shares outstanding, thousands 30,236 32,242 33,112 34,088 34,001 34,398 1EBITDA adjusted for Stock Based Compensation, revaluation of contingent liability, impairment loss and acquisition related costs 2Net Income adjusted for Stock Based Compensation, revaluation of contingent liability, impairment loss and acquisition related costs and Amortization of Purchased Intangible assets 13

Appendix

Luxoft Holding, Inc Condensed Consolidated Balance Sheets (In thousands of US dollars, except share, per share amounts and percentages) 15 September 30, As of March 31, 2017 2017 (Unaudited) Assets Current assets Cash and cash equivalents $ 56,102 $ 109,558 Restricted cash, current 3,946 4,000 Trade accounts receivable, net of allowance for doubtful accounts of $1,217 at September 30, 2017 and $435 at March 31, 2017 182,526 144,862 Unbilled revenue 37,727 14,454 Work-in-progress 2,073 2,805 Due from related parties 952 1,084 VAT and other taxes receivable 2,579 1,732 Advances issued 3,415 2,740 Other current assets 6,829 5,224 Total current assets 296,149 286,459 Non-current assets Restricted cash, non-current 2,917 1,399 Deferred tax assets 4,925 3,423 Property and equipment, net 48,076 49,571 Intangible assets, net 126,818 120,430 Goodwill 93,378 76,918 Other non-current assets 6,894 9,007 Total non-current assets 283,008 260,748 Total assets $ 579,157 $ 547,207

Luxoft Holding, Inc Condensed Consolidated Balance Sheets (In thousands of US dollars, except share, per share amounts and percentages) 16 September 30, 2017 As of March 31, 2017 (Unaudited) Liabilities and shareholders’ equity Current liabilities Short-term borrowings $ 1,504 $ 633 Accounts payable 19,663 24,402 Accrued liabilities 44,554 38,513 Deferred revenue 6,433 3,815 Due to related parties 562 460 Taxes payable 23,613 21,283 Payable under foreign exchange contracts 1,283 295 Payable for acquisitions, current 15,265 17,221 Other current liabilities 1,817 2,025 Total current liabilities 114,694 108,647 Deferred tax liability, non-current 13,815 16,907 Payable for acquisitions, non-current 19,605 32,206 Other non-current liabilities 4,609 2,629 Total liabilities 152,723 160,389 Shareholders’ equity Share capital (80,000,000 shares authorized; 33,697,103 issued and outstanding with no par value as at September 30, 2017, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017) — — Additional paid-in capital 149,291 133,192 Common stock held in treasury, at cost (124,664 shares as of September 30, 2017; 93,813 shares as of March 31, 2017) (7,980) (6,028) Retained earnings 288,265 263,508 Accumulated other comprehensive loss (3,174) (3,886) Total shareholders’ equity attributable to the Group 426,402 386,786 Non-controlling interest 32 32 Total equity 426,434 386,818 Total liabilities and equity $ 579,157 $ 547,207

Luxoft Holding, Inc Condensed Consolidated Statements Of Income (In thousands of US dollars, except share, per share amounts and percentages) 17 For the three months For the six months ended ended September 30, September 30, 2017 2016 2017 2016 Unaudited Unaudited Sales of services $ 228,030 $ 196,457 $ 437,272 $ 374,506 Operating expenses Cost of services (exclusive of depreciation and amortization) 139,305 114,908 274,904 220,660 Selling, general and administrative expenses 58,199 54,315 116,262 103,239 Depreciation and amortization 9,915 7,990 20,645 15,225 Gain from revaluation of contingent liability (870) (44) (2,090) (444) Operating income 21,481 19,288 27,551 35,826 Other income and expenses Interest income/(expense), net 42 (28) 59 4 Unwinding of discount rate for contingent liability 103 (388) (698) (505) Other gains/(losses), net 457 327 946 734 Gain/(Loss) from derivative financial instruments (3) (30) 89 361 Net foreign exchange (loss)/ gain (356) 21 1,124 (646) Income before income taxes 21,724 19,190 29,071 35,774 Income tax expense (3,284) (2,899) $ (4,314) $ (5,403) Net income $ 18,440 $ 16,291 $ 24,757 $ 30,371 Net income attributable to the non-controlling interest — — — — Net income attributable to the Group $ 18,440 $ 16,291 $ 24,757 $ 30,371

Luxoft Holding, Inc Condensed Consolidated Statements Of Income (In thousands of US dollars, except share, per share amounts and percentages) 18 For the three months ended September 30, For the six months ended September 30, 2017 2016 2017 2016 Unaudited Unaudited Basic EPS per Class A and Class B ordinary share Net income attributable to the Group per ordinary share $ 0.55 $ 0.49 $ 0.74 $ 0.91 Weighted average ordinary shares outstanding 33,570,633 33,208,472 33,537,185 33,202,121 Diluted EPS per Class A and Class B ordinary share Diluted net income attributable to the Group per ordinary share $ 0.54 $ 0.48 $ 0.72 $ 0.90 Diluted weighted average ordinary shares outstanding 34,116,417 33,739,017 34,206,683 33,855,169

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) 19 Three Months Ended September 30, Six Months Ended September 30, 2017 2017 2017 2017 2017 2017 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income 21,481 10,715 (a) 32,196 27,551 22,619 (a) 50,170 Operating margin 9.4% 4.7% 14.1% 6.3% 5.2% 11.5 % Net income 18,440 9,596 (b) 28,036 24,757 20,399 (b) 45,156 Diluted earnings per share $ 0.54 0.82 $ 0.72 1.32 Three Months Ended September 30, Six Months Ended September 30, 2016 2016 2016 2016 2016 2016 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Operating income 19,288 12,286 (a) 31,574 35,826 20,103 (a) 55,929 Operating margin 9.8% 6.3% 16.1% 9.6% 5.4% 14.9 % Net income 16,291 11,555 (b) 27,846 30,371 18,497 (b) 48,868 Diluted earnings per share $ 0.48 $ 0.83 $ 0.90 $ 1.44

(In thousands of US dollars, except share, per share amounts and percentages) 20 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) Three Months Ended Six Months Ended September 30, September 30, (a) 2017 2016 2017 2016 Adjustments to GAAP operating income Stock-based compensation expense $ 6,185 $ 9,029 $ 14,237 $ 13,889 Amortization of purchased Intangible assets 3,657 2,446 8,030 4,553 Gain from revaluation of contingent liability (870) (44) (2,090) (444) Acquisition related costs 1,743 855 2,442 2,105 Total Adjustments to GAAP income from operations: $ 10,715 $ 12,286 $ 22,619 $ 20,103 Three Months Ended Six Months Ended September 30, September 30, (b) 2017 2016 2017 2016 Adjustments to GAAP net income Stock-based compensation expense $ 6,185 $ 9,029 $ 14,237 $ 13,889 Amortization of purchased Intangible assets 3,657 2,446 8,030 4,553 (Gain)/ Loss from revaluation of contingent liability and unwinding of discount rate for contingent liability (973) 344 (1,392) 61 Acquisition related costs 1,743 855 2,442 2,105 Tax effect of the adjustments (1,016) (1,119) (2,918) (2,111) Total Adjustments to GAAP net income $ 9,596 $ 11,555 $ 20,399 $ 18,497

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) 21 Three Months Ended Six Months Ended September 30, September 30, 2017 2016 2017 2016 Net income $ 18,440 $ 16,291 $ 24,757 $ 30,371 Adjusted for: Interest (Income)/ Expense (42) 28 (59) (4) Unwinding of discount rate for contingent liability, (gain)/ loss (103) 388 698 505 Income tax 3,284 2,899 4,314 5,403 Depreciation and Amortization 9,915 7,990 20,645 15,225 EBITDA $ 31,494 $ 27,596 $ 50,355 $ 51,500 Adjusted for Stock based compensation 6,185 9,029 14,237 13,889 Gain from revaluation of contingent liability (870) (44) (2,090) (444) Acquisition related costs 1,743 855 2,442 2,105 Adjusted EBITDA $ 38,552 $ 37,436 $ 64,944 $ 67,050

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) 22 Year Ended March 31, 2018 Revenue $ 920,000 Net income $ 53,695 Adjusted for: Interest Expense (236) Income tax 9,476 Depreciation and Amortization 45,368 EBITDA $ 108,303 Adjusted for: Stock based compensation 29,501 Loss from revaluation of contingent liability (350) Acquisition related costs 5,185 Adjusted EBITDA $ 142,639 Adjusted EBITDA margin 15.5 % Net income $ 53,695 Adjusted for: Stock-based compensation expense 29,501 Amortization of purchased Intangible assets 17,437 Loss from revaluation of contingent liability (350) Acquisition related costs 5,185 Tax effect of the adjustments (6,960) Total adjustments to Net Income $ 44,813 Adjusted Net Income $ 98,508 Diluted weighted average ordinary shares outstanding 34,397,900 Adjusted EPS $ 2.86 Year Ended March 31, 2018 GAAP Adjustments Non-GAAP Net income $ 53,695 $ 44,813 $ 98,508 Diluted earnings per share $ 1.56 $ 2.86